Mail Stop 6010

October 28, 2008

Roger A. Brown, Esq.
Secretary
CastlePoint Holdings, Ltd.
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda

Francis M. Colalucci
Senior Vice President and Chief Financial Officer
Tower Group, Inc.
120 Broadway (31st Floor)
New York, New York 10271

  Re: **CastlePoint Holdings, Ltd.**
    Transaction Statement on Schedule 13E-3
    Filed September 30, 2008
    File No. 5-83606

    Tower Group, Inc.
    Registration Statement on Form S-4
    Filed September 30, 2008
    File No. 333-153736

Messrs. Brown and Colalucci:

  We conducted a limited review of your filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that all of the directors and the members of CastlePoint's management who will continue as directors and/or employees of the company appear to be affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filing persons pursuant to Items 3, 5, 6, 7, 8, 9**,** 11 and 12 of Schedule 13E-3. In the alternative, please provide an analysis for each person explaining why they should not be identified as a filing person. Your analyses should address whether each officer or director serves as an officer or director for Tower.

Item 4. Terms of the Transaction

2.   It appears that no provisions for unaffiliated security holders have been made. Pursuant to Item 1004(e), please revise your disclosure to in this subsection of your Schedule 13E-3 to state "None."

Item 16. Exhibits

3.   We note that Exhibit (a)(5) is an investor presentation by Tower. We also note that on various Form 8-Ks, CastlePoint also filed copies investor presentations. Please confirm that the investor presentations filed by CastlePoint are the same as the presentation filed as an exhibit to this Schedule 13E-3.

4.   It appears that the presentations of Lazard and Goldman which you have filed as exhibits to this Schedule 13E-3 are, in some portions of those presentations, illegible. Please revise to file legible copies of these presentations.

Form S-4

5.   Please revise your filing throughout to complete the information in which you have left blanks to be completed.

Registration Statement Cover Page

6.   We note your statement in footnote (1) to the fee table that you will file an amendment to this registration statement to reflect the increase in the number of shares of Tower common stock to be issued. It appears that this increase will likely not be determined until after the effective date of this registration statement. Please explain how you will file an amendment to increase the number of shares registered. Alternatively, revise your disclosure to state that you will file a new registration statement for the registration of such additional shares if needed.

7.   Please explain why holders of restricted shares will not be entitled to vote at the meeting.

Questions and Answers About the Merger, page 1

8.   We note that Georgeson, Inc. and D. F. King & Co., Inc. have been retained to assist in the solicitation. Please note that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed. Please confirm that you will file all such solicitations.

Q: How will the combined company be managed? page 2

9.   Please revise to specifically list the members of CastlePoint's senior management team which will be combined with the members of Tower's senior management team.

Q: What will be the composition of the board of directors if Tower following the merger? page 3

10.   Please revise to specifically list CastlePoint's three independent directors which will join Tower's board of directors.

Summary, page 7

11.   Please revise the structure of this proxy statement/prospectus so that the information included in the summary term sheet begins on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

12.   We note your disclosure that that this proxy statement/prospectus may not contain all information that is important to your respective shareholders. Please revise to

confirm that you have summarized the most material terms of the proposed transaction. See Item 1001 of Regulation M-A.

13.   Please revise your summary to include a table that discloses the potential consideration to be received for each CastlePoint common share. Please include various potential Tower stock prices, the exchange ratio to Tower common stock and the amount of the cash consideration. Alternatively, if you believe the table would be more appropriate in a different section of your document, please provide a reference to the table in the summary.

CastlePoint, page 7

14.   Please clarify here Tower sponsored the formation of CastlePoint by providing an initial investment in CastlePoint and entered into a long-term strategic relationship with CastlePoint that would provide a stable source of traditional quota share reinsurance and insurance risk-sharing capability to support anticipated future growth.

15.   We note that CastlePoint entered into an asset purchase agreement with various subsidiaries of Tower on August 26, 2008 to sell certain operating assets of HIG, Inc., but that CastlePoint did not enter into an agreement to purchase HIG until August 27, 2008. Please revise your disclose to explain why CastlePoint agreed to sell certain assets prior to its agreement to purchase those assets.

16.   We note the disclaimer of liability by Hermitage, Brookfield US Corporation and their affiliates with respect to Hermitage's financial statements on page 8. Please explain the appropriateness of an entity disclaiming liability for its own information or delete the disclaimer.

17.   Please include a summary of the fairness determination made by each filing person in an appropriate location within the Summary.

Interests of Tower and CastlePoint Directors and Executive Officers in the Merger, page 12

18.   Please disclose here and on page 93 in tabular formats, the aggregate consideration, including cash and securities, to be received by each of your respective directors and executive officers, plus all compensation to be received by the members of the respective special committees in connection with the merger transaction.

Conditions to the Merger, page 14

19.	Please revise in this section to indicate which of the conditions are waivable.

20.	Additionally, it appears that waiver of some of the conditions would result in material changes to your document potentially requiring recirculation. For example, the condition that the shares issuable to CastlePoint shareholders be approved for listing on the NASDAQ Global Select Market and the condition regarding regulatory approvals. Please tell us whether you would recirculate your document if either of these or other material conditions were to be waived. If you would not, then provide us with an analysis supporting your determination that recirculation would not be necessary.

Risk Factors, page 16

General

21.	Please revise the structure of the Form S-4 so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In that regard, the Risk Factor section is not required disclosure pursuant to Items 7, 8 and 9 of Schedule 13e-3 and should be relocated to appear after the Special Factors section.

22.	Please add a risk factor which addresses the dilution to each company's stockholders. Please include in this risk factor the percentage of ownership dilution that the stockholders of each of Tower and CastlePoint may experience from the merger.

Risk Factors Relating to the Merger, page 16

The proposed merger may not be completed. Page 16

23.	This risk factor focuses mainly on the risks to Tower and CastlePoint stockholders if the merger does not close. Hence, it is for the most part a list of reasons stockholders should vote to approve the proposals the board and management have proffered. While this risk factor discusses some issues regarding the possible merger, these issues should not be the emphasis of the risk factors section or part of the first or most prominent risk factors. Rather, the risk factors section should focus primarily, first and foremost on the risks to Tower and CastlePoint stockholders if the merger is completed. To extent that failure to complete the merger poses material risks to each of Tower and CastlePoint, this risk factor should be reclassified as a risk related to the business of each company. Please re-order and revise your risk factors accordingly.

The anticipation of the merger and the integration of Tower and CastlePoint may cause disruptions in Tower's and CastlePoint's respective businesses . . . ., page 17

24.   Please expand this risk factor to provide a more thorough discussion of specifics that may cause disruptions to each company's respective business, including, for example:
- whether either company has material agreements that, by their terms, may be terminated or renegotiated as a result of the transaction,
- whether either company anticipates any difficulties in transferring material agreements, and
- whether either company is aware that there are differences in the companies' corporate cultures and philosophies that may make integrating the companies particularly difficult.

Consider including this information as a separate risk factor if material. Please also consider expanding your risk factor at the top of page 22 regarding the integration of Hermitage.

After the merger is completed, CastlePoint shareholders who receive Tower common stock… page 19

25.   Please revise this risk factor to provide specific examples of the rights that will be less advantageous as a Tower stockholder than those as a CastlePoint shareholder.

If the merger or the Hermitage Acquisition is completed after December 31, 2008… page 19

26.   It appears from the disclosure on page 101 that Tower and CastlePoint will incur an aggregate of approximately $20 million in connection with the merger. If true, please revise your disclosure in this risk factor to clarify that in addition to Tower's $12 million in expenses, CastlePoint will incur $8 million in additional expenses. Please also disclose the total amount of expenses in "Completion of the Merger" on page 92.

Special Factors, page 27

Background of the Merger, page 27

27.   We note you reference "Tower management" and "CastlePoint management" throughout this section. In each circumstance, please revise the disclosure to specifically identify the name of each of the members of the respective management teams to which you are referring. We may have further comments.

28.   We note that Swainbrook Capital LLC acted as one of the financial advisors to the Tower special committee and that Friedman Billings Ramsey Group acted as a financial advisor to the CastlePoint management. It does not appear that you have described or filed copies of any of the presentations or reports completed by these financial advisors. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your disclosure to summarize all the presentations, reports or preliminary financial analyses made by the financial advisors and file all relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3. In addition, ensure that you provide the disclosure required by item 1015(b) with respect to each named entity.

Formation of the Tower Special Committee, page 28

29.   Please clarify that the Tower special committee was established by the board at the July 26, 2007 regularly scheduled board meeting.

30.   Please revise your disclose here and on page 29 to identify who initiated the discussions regarding the potential business combination between Tower and CastlePoint and when such discussions took place.

31.   We note that the Tower special committee engaged Swainbrook Capital LLC as a financial advisor in mid-August 2007. Please clarify why the Tower special committee interviewed three other investment banking firms on September 11, 2007. Please also clarify Swainbrook Capital LLC's further involvement with the transaction after the Tower special committee engaged Lazard in October 2007.

32.   Please also clarify why you refer to Swainbrook as just a "financial advisor" to the Tower special committee and Lazard as its "independent financial advisor."

33.   Please explain why the Tower special committee needed Mr. Thomas Swain of Swainbrook to arrange for the engagement of Lazard.

34.   Please disclose any fees previously paid to Swainbrook by Tower, CastlePoint or any of their respective affiliates or representatives.

Formation of the CastlePoint Special Committee, page 29

35.   Please expand your disclosure to provide more information as to why the CastlePoint board of directors confined the mandate of the CastlePoint special

committee to considering the "desirability and feasibility of a possible transaction with Tower."

36.   In addition, we note on page 32 it is disclosed that the CastlePoint special committee discussed with its advisors alternatives to a transaction with Tower. This does not appear to be consistent with the mandate of the special committee. Please explain this apparent inconsistency.

CastlePoint's Potential Acquisition of Tower, page 30

37.   Please provide a narrative and quantitative description of any material relationship CastlePoint or any of its affiliates previously had with FBR, include any fees paid by CastlePoint or any of its affiliates to FBR. We note that FBR acted as an underwriter in a firm commitment offering completed by CastlePoint last year.

38.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your disclosure throughout, including:

In connection with Tower, the meetings/teleconferences occurring on:

- October 23, 2007, disclosed on page 31;
- November 2, 2007, disclosed on page 31;
- November 30, 2007, disclosed on page 32;
- December 18, 2008, disclosed on page 32;
- January 7, 2008, disclosed on page 33; and
- April 25, 2008, disclosed on page 37.

In connection with CastlePoint, the meetings/teleconferences occurring on:

- October 19, 2007, disclosed on page 31;
- November 2 and November 9, 2007, disclosed on page 31;
- The teleconferences occurring in December 2007, disclosed on page 32;
- December 14, 2007, disclosed on page 32;
- the preliminary financial analysis performed by Goldman Sachs in mid-December 2007, as disclosed on page 33, and the range of hypothetical purchase price figures that was used.
- March 7, 2008, as disclosed on page 35;
- June 3, 2008, disclosed on page 39; and

- June 4, 2008, as disclosed on page 39; please revise to describe the Towers Perrin independent reserves study and Deutsche Insurance Asset Management's independent review of Tower's investment portfolio and the updates to such reports disclosed on page 42.

  Please revise your disclosure to summarize all the presentations, reports or preliminary financial analyses made by the financial advisors as well as counsel for the companies, or the special committees, and file all relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3 as required by Item 1016(a) of Regulation M-A. To the extent that the information is substantially similar to the disclosure already provided, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, if you believe that any of the above presentations are not materially related to the Rule 13e-3 transaction, please supplementally provide us with (1) a detailed analysis which supports your apparent conclusions and (2) copies of each of the above referenced presentations and/or reports.

39. We note your disclosure on page 31 that management of Tower provided financial projections to Goldman Sachs in connection with Goldman Sachs' preliminary financial analysis of Tower. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed. Please also describe the financial projections disclosed on page 34 and 37 or, in the alternative, please reference the location in the proxy statement/prospectus where that information is discussed. In addition, please expand your disclosure of the revised projections to disclose how specifically in the projections Tower management calculated the risk of not combining with CastlePoint.

40. Please expand your disclosure regarding ABC Co. on page 31 to disclose the size of the company and its respective relevant attributes. Please provide similar disclosure in your discussion of XYZ Co. on page 34. In addition, please also disclose whether ABC or XYZ was affiliated with either Tower or CastlePoint.

41. We note that in the November 2, 2008 Tower special committee meeting Tower management requested that the special committee consider a series of transactions resulting in the combination of Tower, CastlePoint and ABC Co. Please expand your disclosure to state if the request was considered and, if applicable, the next steps taken.

42. We note that on November 14, 2007, Tower and CastlePoint entered into a confidentiality and standstill agreement. Please revise to describe the negotiations that led up to the execution of this agreement. Please also include

each company's reasoning as to why it entered this agreement at this time. Similarly, please also include each company's reasoning as to why it entered the confidentiality and standstill agreement dated February 29, 2008 that discussed on page 35.

43.   We note your disclosure on page 32 that Goldman Sachs had discussions with a private equity firm. Please disclose whether Goldman Sachs contacted any other private equity firms and if so how many firms they contacted, what criteria they used to identify these firms and any results of their inquiries. If no other firms were contacted, please provide an analysis of why only one firm was contacted.

44.   We note that on page 32 and page 40 you disclose that the CastlePoint special committee discussed certain alternatives to a transaction with Tower. Please revise your disclosure to disclose each of the alternatives, the benefits and risks of each alternative and why the committee did not pursue any of the alternatives pursuant to Item 1013(b) of Regulation M-A. If such information is disclosed on page 90, please reference that section. Similarly, please revise the disclosure on page 33 regarding the Tower special committee's discussion of alternatives, especially in light of the fact that you state that CastlePoint was uniquely constrained and that another party may be able to offer a higher price per share.

45.   We note that on December 12, 2007, Tower management informed the Tower special committee that "the due diligence of ABC Co. continued, in particular, with respect to the adequacy of its reserves, and, as a result, an acquisition of ABC Co. could not be managed within a timeframe that would be compatible with the timeframe then contemplated for a possible business combination with CastlePoint." Please expand and clarify your disclosure. For example, was the Tower special committee only looking to acquire ABC Co. if it could also be acquired by CastlePoint? Did the Tower special committee evaluate a transaction solely with ABC Co. without a subsequent transaction with CastlePoint? Please also expand on the special committee's reasoning with regard to these alternatives.

46.   Please also disclose the indicative price per share range that Goldman Sachs calculated that was conveyed in the December 21, 2007 teleconference of the CastlePoint special committee.

47.   We note that on January 23, 2008, Mr. Lee sent an email to the CastlePoint special committee outlining an alternative potential transaction among CastlePoint, Tower and XYZ Co. Please expand your disclosure to describe the discussions or negotiations which led up to this email. Please similarly revise your disclosure on page 34 to specifically state how the Tower special committee was informed of the XYZ transaction. See Item 1005(c) of Regulation M-A.

48.   Please briefly describe the "significantly different" terms proposed by XYZ Co. referenced on page 35.

49.   We note that at the CastlePoint special committee on April 29, 2008, the committee discussed with its advisors and commented on a term sheet in relation to an equity investment in CastlePoint for distribution to the Private Equity Investor. Please revise to describe the specific terms of the equity investment.

Tower's Acquisition of CastlePoint, page 38

50.   Please quantify the decline in the Tower stock price which was discussed in the Tower special committee meetings on June 4 and June 11, 2008.

51.   We note your disclosure on page 41 CastlePoint management prepared and distributed pro forma and standalone financial models to Goldman Sachs. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed. Please also describe the financial projections disclosed on page 48 or, in the alternative, please reference the location in the proxy statement/prospectus where that information is discussed. Please also expand your disclosure on page 48 to provide the reasoning as to why CastlePoint management determined it would have lower than anticipated earnings in 2008 through 2012.

52.   We note that on June 25, 2008, representatives of Debevoise and S&C sent a joint letter to Mr. Lee clarifying his role and that of the Tower and CastlePoint management teams in any negotiations between the Tower and CastlePoint special committees with respect to the possible acquisition of CastlePoint by Tower. Please revise your disclosure to expand on any events, discussions, negotiations or emails that took place between Mr. Lee and Tower and/or CastlePoint that influenced counsel in sending this letter.

53.   We note that on July 2, 2008, Tower management noted that it was considering a potential acquisition of Hermitage. Please expand your disclosure to describe the negotiations which led up to this email, including how such discussions or contacts were initiated. See Item 1005(c) of Regulation M-A.

54.   We note that on July 14, 2008, the Tower special committee determined that it could not agree to the revised economic terms suggested by Goldman Sachs because of, among other reasons, the significant dilution to Tower's earnings per share in 2010. Please revise to quantify the potential dilution to Tower's earnings per share in 2010. In addition, if Goldman Sachs prepared any relevant materials,

spreadsheets, talking papers, board books, drafts, summaries or outlines for this meeting, please file copies as exhibits to the Schedule 13E-3.

55.   Please revise your disclosure to describe the financial projections provided by Tower management on July 17, 2008 or, in the alternative, please reference the location in the proxy statement where that information is discussed.

56.   We note that on July 17, 2008, Tower management provided revised projections to reflect the fact that it determined that Tower's growth on a standalone basis should be lowered from 20% to 10% due to lack of capital to make acquisitions and management's reluctance to increase Tower's dependence on reinsurers in order to grow its business at 20%. It appears that the projections in November 2007 were reduced in February 2008 for similar reasons. Please expand your disclosure to provide the reasoning as to why Tower management determined that the projections should be lowered again for similar reasons. To the extent possible, please also provide a tabular disclosure of the significant differences in the projections provided in November 2007, February 2008 and July 2008.

57.   In connection with the July 27, 2008 Tower special committee meeting, please revise your disclosure to provide a few examples of the exchange ratios and collar ranges that had been considered by the Tower special committee and/or discussed with Goldman Sachs. Please also disclose Tower's stock price at that time.

58.   It does not appear that any materials regarding the presentation by Goldman Sachs presented on July 27, 2008 at the CastlePoint special committee meeting or the report by Lazard presented on August 3, 2008 at the Tower special committee meeting have been filed. Please file copies of these materials as exhibits to the Schedule 13E-3.

59.   Please disclose whether, consistent with Tower's and CastlePoint's written policies described on page 174, the respective audit committees reviewed and approved the merger. If such approval was not received, please explain why it was not sought and/or received.

Recommendation of the Tower Special Committee and Tower Board of Directors, page 51

60.   Please identify the names of the directors that abstained from voting on the Rule 13e-3 transaction. See Item 1014(a) of Regulation M-A.

61.   Please revise the disclosure in the first paragraph under the heading "Position of Tower Schedule 13E-3 Filing Persons…" to address only unaffiliated security holders. Currently, you only exclude from the fairness determination Tower and

its wholly-owned subsidiaries but there are other affiliates that should be excluded as well (e.g., Tower's officers and directors).

62.   On a related note, revise the second paragraph of the referenced section to address the fairness of the going private transaction, not solely the "merger consideration."

63.   We note the reasons included in the second bullet point on page 53. What about CastlePoint's "business, financial condition,…" permitted the Tower filing persons to reach their fairness determination?

64.   With respect to the third bullet point on page 53, please specify what in the Swainbrook and Lazard reports permitted the Tower filing persons to reach their fairness determination.

65.   With respect to the sixth bullet point on page 53, please explain why you believe the combined company will be "stronger."

66.   Please revise the fourth bullet point from the end of page 54 if you add other filing persons to the Schedule 13E-3 as a result of our comment above.

67.   Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For example, we are unable to locate a detailed discussion of going concern value and liquidation value. Please note that conclusory statements are insufficient. Please review the Instruction 2 to Item 1014 factors and expand your disclosure accordingly. Please similarly revise the disclosure regarding the CastlePoint special committee starting on page 69.

68.   Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter of Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988). For instance, we note that your third, fourth and sixth bullet points do not clarify why the Tower Schedule 13E-3 Filing Persons believe those bullet points are factors in whether the transaction is considered to be substantively fair. In addition, please similarly

revise the disclosure regarding the CastlePoint special committee starting on page 69, as we note that the sixth bullet point on page 71 and the second to last bullet point on page 72 do not clarify why the CastlePoint special committee believes those bullet points are factors in whether the transaction is considered to be fair. The description of this factor should explain why the factor supports the findings. Please carefully review each factor and revise as appropriate.

69.   In addition, if the Tower Schedule 13E-3 Filing Persons relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must *expressly adopt* the conclusion and analyses of the party that performed the Item 1014(b) analysis. To the extent such persons did rely on the financial advisor's analysis, please revise to explicitly state that such analyses were adopted or revise this discussion to reflect the analysis undertaken by the board of directors in arriving at its fairness determination. Alternatively, if the Tower Schedule 13E-3 Filing Persons did not rely on the analysis of the financial advisor or the special committee, please revise to present the financial analyses such persons performed which support their determination that the Rule 13e-3 transaction is fair to the unaffiliated shareholders.

70.   To the extent that the Tower Schedule 13E-3 Filing Persons considered any potentially negative factors in their fairness analysis, please expand the fairness discussion to address any potentially negative factors relating to the merger. For example
        •   Assuming the merger consideration was based on Tower's closing price on August 4, 2008 ($12.68), it appears the consideration would lower than the highest stock price for CastlePoint's common stock in the 52-week period prior to the merger ($13.50) and CastlePoint's initial public offering price in March 2007 ($14.50);
        •   The CastlePoint special committee will also serve as directors on the Tower board of directors following the transaction;
        •   Whether any other proposals were solicited; and
        •   Any of the negative factors listed on page 58.

        To the extent considered by the CastlePoint special committee, please also revise the disclosure on pages 74 and 75.

71.   Please delete the discussion concerning "arms-length negotiations" on pages 55, 67, 74, 76, 86 and in all other places in the document where similar language appears, as references to arm's-length negotiations are inappropriate in a going private transaction.

72.   Please supplementally provide support for the statements that "the Tower Schedule 13e-3 Filing Persons did not participate in or have any influence over the conclusions reached by the CastlePoint special committee" (page 54) and "the fact that CastlePoint special committee was negotiating with the Tower special committee rather than Mr. Lee" (pages 55 and 74). It appears from the disclosure in the Background of the Merger section that "Tower management" and "CastlePoint management" often participated in the meetings of the respective special committees, conducted the due diligence and prepared the projections from which the consideration of the merger was negotiated and determined. It appears that Mr. Lee is considered to be a part of both "Tower management" and "CastlePoint management." We may have further comments based on your response.

Tower's Reasons for and Effects of the Merger, page 55

73.   We note that you disclose various reasons why the Tower special committee recommended the approval of the transaction. Please expand your discussion of the purposes of the transaction to explain why the Tower Schedule 13e-3 Filing Persons are engaging in the transaction. Please refer to Instruction 1 of Item 1013 when drafting your response.

74.   Please expand your disclosure on pages 55 and 56 to state why each statement was a factor in the Tower special committee's determination that the merger was in the best interests of the Tower stockholders. For example, how does the factor regarding the current financial market conditions and historical market prices and trading information support the committee's findings. The description of this factor should explain why the factor supports the findings. Please carefully review each factor and revise as appropriate.

75.   Please expand your disclosure to explain why the transaction was undertaken at this time. Refer to Item 1013(c) of Regulation M-A.

76.   We are unable to locate disclosure that attempts to comply with Item 1013(d). Provide the required disclosure. Please refer to Instructions 2 and 3 of Item 1013 when drafting your response. In particular, please note that each filing person has its own obligation with respect to the disclosure requirements. Accordingly, when describing the interest in net book value it would inappropriate to aggregate the separate interests of different filing persons.

77.   Please disclose whether the Tower special committee considered the possibility of derivative actions as a result of the transaction and the possibility that those transactions might adversely affect the merger and the steps taken to minimize the

possibility of such actions. Please provide comparable disclosure for the CastlePoint special committee on pages 74 and 75.

Opinion of the Financial Advisor of the Tower Special Committee, page 59

78.   Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion. Please similarly revise the disclosure regarding Goldman Sachs' opinion on page 77.

79.   Please delete the statement that the discussion herein is "qualified in its entirety by reference to the full text of Lazard's written opinion attached as Annex D." Investors are entitled to rely upon your disclosure. Please also delete the similar statement regarding Goldman Sachs' opinion on page 59.

80.   We note your disclosure in the second paragraph on page 61 that the summary set forth in the proxy statement/prospectus could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion. Please delete this statement and revise your summary so it does not create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

81.   We note that each of Lazard's and Goldman Sachs' opinion was delivered months before the proposed date of the security holder meeting. Please disclose whether any material changes in either of Tower's or CastlePoint's operations, performance or in any of the projections or assumptions upon which each respective financial advisor based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Financial Analyses, page 62

Comparable Public Company Trading Analysis, page 62

82.   We note your disclosure that for companies reasonably comparable to Tower, Lazard reviewed and analyzed selected public companies in the property & casualty insurance industry. Please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Similarly, please expand the disclosure regarding Lazard's selection of comparable companies for CastlePoint.

83.   Please explain how you used the percentages and multiples to calculate the range value per share for the comparative analyses of Tower and CastlePoint.

Dividend Discount Analysis, page 64

84.   Please disclose in a tabular format each of the present estimated future dividends during the five-year period from 2008 through 2012 for both Tower and CastlePoint.

85.   Please disclose the present value of an estimated terminal value of Tower common stock and CastlePoint at the end of 2012 and explain how such values were calculated.

86.   We note that you state that Lazard assumed in its discount dividend analysis for both Tower and CastlePoint that the reinsurance arrangements with between the companies will continue. We also note that on page 25, it is disclosed that "If the merger is completed, Tower will again be exposed to risk of loss on all of the business that it has ceded to CastlePoint, other than amounts that CastlePoint has retroceded to other reinsurers, and Tower's risk of suffering a large loss will be greater. Accordingly, Tower may wish to locate other sources of reinsurance." Please expand the disclosure to explain why Lazard believes such an assumption is appropriate given the above statement.

87.   In connection with the assumptions that are not the same for Tower and CastlePoint, please revise the disclosure to explain why Lazard assumed the different ranges and ratios.

Pro Forma Financial Analysis, page 66

88.   Please disclose the date such analysis was performed.

Miscellaneous, page 66

89.   Please revise your disclosure to provide the information required by Item 1015(b)(4).

Other Written Presentations by Lazard, page 67

90.   Please provide a detailed description of each of the potential alternative transaction structures that were discussed in the March 14, 2008 materials.

91.   To the extent not already disclosed, please revise to expand to provide a reasonably detailed description of each of the analyses described in the bullet points.

92.   Please disclose how Lazard refined its financial analyses over time.

CastlePoint's Reasons for, and Effects and Fairness of, the Merger, page 69

CastlePoint Special Committee, page 69

Challenges to CastlePoint's standalone business model, page 69

93.   Please quantify CastlePoint management's projected earnings for 2008 as of August 4, 2008 and those previously announced, each in the fifth bullet point on page 70. Also, quantify the costs associated with continuing to operate CastlePoint as a public company (seventh bullet point on page 70).

Potential benefits of the combined company, page 72

94.   Please describe Tower's "reputation" (first bullet point) and explain how it supports the relevant fairness determination.

Lack of attractive alternative opportunities, page 72

95.   Please revise your disclosure to disclose each of the alternatives, the benefits and risks of each alternative and why the committee did not pursue any of the alternatives.

96.   Please revise your disclosure to clarify whether any other offers were solicited.

Certain shareholder safeguards, page 73

97.   Please clarify in your first bullet point that all of the members of the special committee will continue to serve on the board of directors of Tower following the transaction. In addition, if known, please disclose any fees that the members will receive in connection with their service. To the extent that the special committee was aware of this at the time it approved the agreement, please disclose if this was also considered as a potentially negative factor.

98.   If the special committee or board of directors relied on the analysis of another, such as the financial advisor or special committee, respectively, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must *expressly adopt* the conclusion and analyses of the party that performed the Item 1014(b) analysis. To the extent the special committee or the board did rely on the financial advisor's or special committee's analysis, please revise to explicitly state that such analyses were adopted or revise this discussion to reflect the analysis undertaken by the board in arriving at its fairness determination. Alternatively, if the special committee or the board of directors did not rely on the

analysis of the financial advisor or the special committee, please revise to present the financial analyses the special committee or the board performed which supports its determination that the Rule 13e-3 transaction is fair to the unaffiliated shareholders.

99.   Please remove the assumption expressed in parenthesis in the first paragraph of page 76. CastlePoint's officers and directors <u>are</u> affiliates of CastlePoint.

CastlePoint Board of Directors, page 76

100.   Please identify the names of the directors that abstained from voting on the Rule 13e-3 transaction. See Item 1014(a) of Regulation M-A.

Opinion of the Financial Advisor of the CastlePoint Special Committee, page 77

Historical Market Performance Analysis, page 80

101.   If any company met the criteria which Goldman Sachs used to select comparable companies for CastlePoint but was excluded from the analysis, please identify the company and explain why it was excluded. Similarly, on page 85, please disclose in more detail the criteria used to select the companies in the historical market analysis for Tower. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Selected Companies Analysis – CastlePoint, page 81

102.   Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. Please apply this comment to the following analyses: Selected Transactions, Dividend Discount Model, Pro Forma Transaction, Recent Bermuda Transactions, Historical Market Performance (Tower), and Selected Companies (Tower). For each analysis, please compare the analysis' results to the current transaction values.

103.   Please explain how the results of this analysis support the fairness opinion given that those results are mostly below the current transaction's values.

Selected Transactions Analysis, page 82

104.   Please disclose in more detail the criteria used to select the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

105.   We also note the disclosure that Fortress/Alea transaction was not included in the calculation of the premiums to 1-month or 3-month prior prices and the Catalina/Quanta transaction was excluded from the calculation of the premiums to 3-month prior prices. Please explain why these transactions were excluded from these calculations.

Dividend Discount Model Analysis, page 83

106.   Please define ROACE the first time this term is used.

107.   Please disclose the available dividends and the range of illustrative terminal values.

108.   Please disclose the projections referenced in this analysis and the Pro Forma Transaction Analysis or a cross-reference to where they appear elsewhere in the disclosure.

Recent Bermuda Transactions Analysis, page 84

109.   We note your disclosure that two of the three transactions described in this section are of limited to no relevance. Please disclose the extent to which Goldman Sachs relied on this analysis in delivering its opinion.

Other Written Presentations by Goldman Sachs, page 88

110.   Please provide a detailed description of each of the potential alternative transaction structures that were discussed in the March 14 and March 21, 2008 materials.

111.   Please disclose how Goldman Sachs refined its financial analyses over time.

Selected Historical Consolidated Financial Data of CastlePoint, page 104

112.   Please disclose the ration of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. Also, disclose the pro forma ratio of earnings to fixed charges and the book value as required by Item 1010(c)(6).

Certain Financial Projections, page 122

113.   We note that you have included a summary of the financial forecasts provided to the financial advisors. Please ensure that you have provided all projections and underlying assumptions that were supplied to the financial advisors and used to formulate their opinions. In that regard we note that footnote 1 states that the

projections provided do not include Tower's and CastlePoint's future earnings for 2008. Please revise to include all projections provided to the special committees.

Market Price and Dividend Information, page 126

114. Please update the stock prices to be as of the latest practicable date.

Forward-Looking Statements, page 127

115. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

116. You state in this section that you under take no obligation to update any forward-looking statements whether as a result of new information, future development or otherwise. Rule 13e-3(d)(2) of the Exchange Act imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise to remove this apparent inconsistency.

Description of the Merger Agreement, page 138

117. Please revise your statement that the following is a summary of "selected" material provisions. All material terms of the agreement are required to be summarized. Similarly, please revise your statements on page 156.

Information About the Companies, page 157

118. Please revise to provide the information required by Item 1003 of Regulation M-A for each of the officers and directors of Ocean I. In addition, if any or all of the officers and directors of Ocean I are also affiliated with Tower Group or CastlePoint, please also revise your disclosure in the Summary regarding Ocean I to indicate the name, titles and affiliations of such persons.

Security Ownership of Certain Beneficial Owners and Management, page 161

CastlePoint, page 162

119. Please clarify that Tower owns 2,555,000 CastlePoint common shares and warrants to purchase an additional 1,127,000 common shares.

Tower Management, page 163

120.   Please confirm you have provided all material occupations, positions, offices or employment during the past five years for Messrs. Fox and Maier.

Material U.S. Federal Income Tax Consequences, page 202

121.   Please expand your disclosure to explain that U.S. holder's with a holding period for CastlePoint common shares that is 12 months or less will be taxed at the short-term capital gain rate. Please also disclose the current tax rate on short-term capital gains.

Tower Proposal 1: Amendment to the Certification of Incorporation of Tower, page 205

122.   It appears that Tower is seeking to increase the authorized capital by 60 million shares of common stock. It appears that there will be approximately 20 million shares issued in the merger. Please revise to disclose whether or not Tower has any additional plans for the remaining 40 million additional authorized and unissued shares of common stock.

CastlePoint Proposal 1: Amendment to CastlePoint Bye-laws to Permit Irrevocable Proxies, page 208

123.   Please revise this section to disclose why CastlePoint is seeking this amendment of its bye-laws.

Where You Can Find More Information, page 212

124.   It appears that the Form 8-K filed by CastlePoint on August 5, 2008 does not file copies of Exhibit 99.3 and 99.4 thereto. Please revise to file copies of such exhibits or reference the location where such exhibits were filed. In addition, please incorporate these exhibits by reference to the Schedule 13E-3 pursuant to Item 1016(a) of Regulation M-A.

Item 21. Exhibits and Financial Statement Schedules, page II-2

125.   Please file a copy of the program management agreement with CastlePoint Management Corp. effective January 1, 2007 that is discussed on page 173.

126.   Please file the consent for William A. Robbie. Currently exhibit 99.5 is the consent for Goldman Sachs, which is filed in duplicate to exhibit 99.4.

127.   Please provide consents for each of Towers Perrin and Deutsche Insurance
        pursuant to Rule 436.

128.   Please revise each form of proxy to clearly identify it as preliminary.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their respective management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Riegel at (202) 551-3575, Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew M. Ricciardi, Esq.
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, New York 10019